SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C. 20549

                         ---------------

                         FINAL AMENDMENT
                                TO
                           SCHEDULE TO

                  ISSUER TENDER OFFER STATEMENT
            UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 2)

                       CCA INDUSTRIES, INC.
                         (NAME OF ISSUER)

                       CCA INDUSTRIES, INC.
               (NAME OF PERSON(S) FILING STATEMENT)

             Common Stock, Par Value $0.01 per share
                  (Title of Class of Securities)

                            124867102
              (CUSIP Number of Class of Securities)

                          Ira W. Berman
     Executive Vice President, General Counsel and Secretary
                       CCA Industries, Inc.
                     200 Murray Hill Parkway
                    East Rutherford, NJ 07030
                          (201) 330-1400

                            Copies to:
                     Michael I. Stolzar, Esq.
                  Zissu Gumbinger & Stolzar LLP
                         950 Third Avenue
                     New York, New York 10022
                          (212) 371-3900


     (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of
                   Person(s) Filing Statement)
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                    CALCULATION OF FILING FEE

Transaction Valuation $2,500,000(a)               Amount of Filing Fees:
                                                  $500.00(b)



(a) Calculated as the aggregate maximum purchase price to be paid for 2,500,000 shares in the offer based on its market value in accordance with Section (a)(4) of Regulation 240.0-11(a), i.e. its last sales price reported for June 1, 2000.

(b)  Calculated as 1/50 of 1% of the Transaction Valuation.


[ X ]  Check box if any part of the fee is offset as provided by Rule 0-11 (a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $500.00

Form or Registration No.: Schedule TO

Filing Party: CCA Industries, Inc.

Date Filed: June 7, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.
[ X ] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.
[   ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

     CCA Industries, Inc.'s tender offer for up to 2,500,00 shares of its Common Stock, for $2.00 subordinated debentures, terminated by its terms at Midnight, July 31, 2000. 278,328 shares were tendered and accepted for payment. (A press release, presenting that information, is attached as Exhibit A .)


                            SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Final Amendment (No. 2) to Schedule TO, originally filed June 7, 2000, is true, complete and correct.

Dated: August 1, 2000

                                             CCA Industries, Inc.


                                        By:  s/______________________
                                             Ira W. Berman, Secretary

Company Contact:
Ira W. Berman
Chairman
800-524-2720

                                            FOR IMMEDIATE RELEASE




CCA INDUSTRIES, INC. TERMINATES ITS TENDER OFFER




East Rutherford, NJ, August 1, 2000-CCA Industries, Inc. (NASDAQ:CCAM) announced today that its issuer tender offer for shares of its Common Stock, in exchange for $2.00 subordinated debentures, which closed at Midnight, July 31, 2000, resulted in the tender of 278,328 shares. As a result, CCA will be issuing subordinated debentures, maturing July 31, 2005.

CCA Industries, Inc., manufacturer of health and beauty aids products, markets approximately 175 products, each under individual brand names. The products include, principally, "Plus+White" toothpaste and whiteners, "Sudden Change" skin care products, "Nutra Nail" nail treatments, "Mega 16" diet aids, "Hair Off" mittens and depilatories, "Bikini Zone" medicate creme and gel for the bikini area, hair care products, "Solar Sense" sun care products, and "Cherry Vanilla" and "Cloud Dance" fragrances.


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